TCW 3/21/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 06 2014
Washington DC
405

SEC FILE NUMBER
8- 68632

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Richman Group Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19621 FM 1431, Suite 404
(No. and Street)

Jonestown	**Texas**	**78645**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Adams **(512) 249-9252**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue	**Dallas**	**Texas**	**75214**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

14049368

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AP 3/28

OATH OR AFFIRMATION

I, KEITH ADMAS, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of RICHMAN GROUP SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith H. Adams

Signature

PRESIDENT

Title

Subscribed and sworn to before me this 26th day of February 2014

Notary Public

COREY PULLIAM
Notary Public, State of Texas
My Commission Expires
DECEMBER 28, 2014

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHMAN GROUP SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2013

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Richman Group Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Richman Group Securities, Inc. (a Texas Sub-S Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from October 26, 2012 to December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richman Group Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the period from October 26, 2012 to December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013 is fairly stated in all material respects in relation to the financial statements as a whole.

February 14, 2014

McBee & Co.

McBee & Co. • 718 Paulus Avenue • Dallas, Texas 75214

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

. . . . ASSETS . . . .

Cash	$ 32,500
Centralized Registration Depository	2,883
TOTAL	$ 35,383

. . . . LIABILITIES AND STOCKHOLDER'S EQUITY . . . .

Commitments and Contingencies (Notes 7 and 8)

STOCKHOLDER'S EQUITY

Common Stock, 100,000 Shares Authorized, No Par Value, $1,000 Shares Issued and Outstanding, $1 Stated Value	$ 1,000
Additional Paid-in-Capital	174,988
Retained Earnings (Deficit) (Notes 3 and 9)	(140,605)
TOTAL	$ 35,383

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM OCTOBER 26, 2012 TO DECEMBER 31, 2013

EXPENSES	
Regulatory	$ 4,061
Occupancy, Operating and Overhead (Note 9)	108,678
Total	112,739
NET LOSS	$ (112,739)

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM OCTOBER 26, 2012 TO DECEMBER 31, 2013

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total
Balance, October 26, 2012	$ 1,000	$ 38,728	$ (27,866)	$ 11,862
Net Loss			(112,739)	(112,739)
Contributions		136,260		136,260
Balance, December 31, 2013	$ 1,000	$ 174,988	$ (140,605)	$ 35,383

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 26, 2012 TO DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (112,739)
Adjustments to Reconcile Net Income to Net Cash Provided by/(Used by) Operating Activities:	
Changes in operating assets and liabilities: decrease (increase)	
Other assets	1,479
Total Adjustments	1,479
Net Cash Used By Operating Activities	(111,260)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	136,260
Net Cash Provided by Financing Activities	136,260
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,000
October 26, 2012	7,500
End of Year	$ 32,500

See Notes to Financial Statements

RICHMAN GROUP SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Richman Group Securities, Inc. (the "Company"), was incorporated in Texas, in 2011. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As a direct participation broker-dealer selling joint ventures in oil and gas and private placement of securities, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in the business of selling interests in oil & gas joint ventures organized by Pool Energy Corporation, a Texas corporation dba Richman Oil, the managing venture, for drilling oil and gas wells in the U.S and private placements of securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Fees

The Company derives its revenue primarily by providing investment opportunities in oil and gas joint ventures to its clients.

Fair Value of Financial Instruments

Cash and registration deposits are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income Taxes

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member. The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2013, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2013, the years ending December 31, 2012 and 2013 remain subject to examination by major tax jurisdictions.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net

capital of $32,500, which was $27,500 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0 to 1 for December 31, 2013.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2013, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease. Rental expense was $28,000 for the period from October 26, 2012 to December 31, 2013. The terms of the lease generally require the Company to provide liability insurance and cover certain general operating expenses with provision for escalations and pay for parking. The aggregate future minimum rental obligations at December 31, 2013 are noted below:

December 31,	Amount
2014	$ 24,000
2015	24,000
2016	24,000
Total	$ 72,000

8. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

9. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Sole Shareholder whereby the Sole Shareholder, from time to time, provides goods and services to the Company as deemed necessary including, but not necessarily limited to, administrative services, office space, utilities, communications, state and federal registration requirements and regulatory assessments as set forth in the Expense Allocation Agreement. A record of every Company expense assumed by the sole shareholder will be entered on the Company's financial books and records and will be recorded as a permanent capital contribution. Repayment of these provisions is not required. If any amounts are due the sole shareholder, he will invoice the Company. These invoices will be recorded immediately on the Company's financial books and records and promptly paid. For the period from October 26, 2012 to December 31, 2013, the Company paid no expense allocation fees to the Sole Shareholder. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly forward and will not hold customer funds or safe keep customer securities and effectuates all financial transactions between the Company and its customers through a bank account designated as "special account for the exclusive benefit of customers". Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the period from October 26, 2012 to December 31, 2013, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

11. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTARY INFORMATION

RICHMAN GROUP SECURITIES, INC.

SCHEDULE I
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 35,383
Less Non-allowable Assets	2,883
Net Capital	$ 32,500
AGGREGATE INDEBTEDNESS	
Total Aggregate Indebtedness	$ -
NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess (Deficient) Net Capital	$ 27,500
Excess (Deficient) Net Capital at 1000%	$ 26,500
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2013 and the corresponding unaudited filing of part IIA of the FOCUS Report/ form X-17A-5 filed by Richman Group Securities, Inc.

ADDITIONAL REPORT AND RELATED INFORMATION

McBee & Co.
A Professional Corporation
Certified Public Accountants

RICHMAN GROUP SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3

AS OF

DECEMBER 31, 2013

AND

FOR THE PERIOD FROM OCTOBER 26, 2012 TO DECEMBER 31, 2013

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Richman Group Securities, Inc.

In planning and performing our audit of the financial statements of Richman Group Securities, Inc.(the "Company) as of December 31, 2013 and for the period from October 26, 2012 to December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 14, 2014